

June 12, 2024

Steven Pieper
Chief Financial Officer
Xeris Biopharma Holdings, Inc.
1375 West Fulton Street, Suite 100
Chicago, IL 60607

> **Re: Xeris Biopharma Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **Form 10-Q for the quarterly period ended March 31, 2024**
> **File No. 001-40880**

Dear Steven Pieper:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

1. Revise your future filings to provide quantification of each of the individual factors you identified in your disclosure which led to the changes in each of your line items. As part of your response, address the following:
    - Revise to quantify the extent to which the changes in revenue from each specific product is from volume versus pricing.
    - Discuss the reasons for the changes in the amount of cost of goods sold as well as the changes in cost of goods sold as a percent of revenues.
    - Tell us and revise your future filings to quantify the one-time contract credit received in first quarter 2023 and explain the nature of this credit.
    - You disclose on page 68 that "Manufacturing costs for Gvoke and Recorlev incurred prior to approval and initial commercialization were expensed as research and development expenses." Tell us and revise your future filings to quantify the impact

of zero cost inventory for 2022 and 2023, as well as any future periods impacted.

Form 10-Q for the quarterly period ended March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 25

2.   Please provide quantitative disclosures, to be included in future filings, for the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented, which should reconcile to total research and development expense. Revise to disclose the extent to which you track certain of your research and development costs on a project basis, and if so, disclose the amounts tracked for projects, where material. In addition, separately quantify the impact from each factor that led to the increase in research and development expense (e.g., investments in XP-8121, your emerging technology partnership business, as well as higher personnel costs).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences